Exhibit 3.12
[TRANSLATION – FOR REFERENCE PURPOSES ONLY]
ARTICLES OF INCORPORATION
OF
MagnaChip Semiconductor Inc.
(Formerly Known as ISRON
CORPORATION)

Original: June 28, 2000
Amended: February 28, 2002
Amended: February 28, 2003
Amended: August 31, 2004
Amended: June 15, 2005
Amended: February 27, 2006

[Translation]
ARTICLES OF INCORPORATION
OF
MagnaChip Semiconductor Inc.
(Formerly known as ISRON CORPORATION)
CHAPTER I. GENERAL PROVISIONS
Article 1. Corporate Name
     The name of the Company shall be MagnaChip Semiconductor Kabushiki Kaisha. In the English language it shall be known as MagnaChip Semiconductor Inc.
Article 2. Location of Head Office
     The Company shall have its head office in Osaka-city.
Article 3. Purposes
     The purposes of the Company shall be as follows:
1.	Development, design, sales, marketing, import and export of semiconductors, integrated circuits and related manufactured goods;

2.	Contractor business and technical assistance of development and design of Semiconductors, integrated circuits and related manufactured goods;

3.	Development, design and sales of electronic circuits;

4.	Development, design and sales of software and

5.	All business incidental to and necessary to perform any of the foregoing items
Article 4. Method of Public Notice
     Public Notices of the Company shall be published in the Official Gazette.
CHAPTER II. SHARES
Article 5. Numbers of Shares to be Issued
     The Total number of shares authorized to be issued by the Company shall be ninety four thousand (94,000) shares.

Article 6. Fraction Less Than One Share
     Any fraction less than one share of the Company shall not be registered in the fractional share register as a fraction share.
Article 7. Types of Share Certificates
     Share certificates issued by the Company shall be in one of the following eight denominations: one (1) share, ten (10) shares, one hundred (100) shares, one thousand (1,000) shares, ten thousand (10,000) shares, one hundred thousand (100,000) shares, one million (1,000,000) shares or ten million (10,000,000) shares. However, if necessary, certificates may be issued in other denominations as approved by a resolution of the Board of Directors.
Article 8. Record Date
1.	The shareholders of the Company who are permitted to exercise their rights at an ordinary general meeting of shareholders concerning each fiscal year shall be those shareholders registered on the Register of Shareholders as of the end of the same fiscal year.
2.	In addition to the preceding paragraph, whenever necessary, the Company may, by giving prior public notice, temporarily fix a record date, by the resolution of the Board of Directors.
Article 9. Share Handling Regulations
     The procedures for registration of transfer of shares and any other proceedings concerning share handling and related fees shall be governed by Share Handling Regulations adopted by resolution of the Board of Directors.
CHAPTER III. GENERAL MEETING OF SHAREHOLDERS
Article 10. Holding of General Meeting of Shareholders
1.	An ordinary general meeting of Shareholders shall be held in February of each year.

2.	In addition to the preceding paragraph, an extraordinary general meeting of Shareholders shall be held whenever necessary.
Article 11. Chairman of General Meetings
     The President shall act as a chairman at a general meeting of shareholders. When the President is unable to act as a chairman, one of the other directors, in accordance with the order previously determined by a resolution of the Board of Directors, shall act as the chairman.

Article 12. Requirements for Ordinary Resolution
     Except as otherwise provided for by applicable laws or ordinances or this Articles, resolutions of the general meeting of shareholders shall be adopted by a majority of votes of shareholders present at the meeting.
Article 13. Exercise of Voting Rights by a Proxy
1.	A shareholder may exercise his vote by proxy given to another shareholder, who has the right to vote.

2.	The proxy of the preceding paragraph shall submit to the Company a document evidencing power of representation at each general meeting of shareholders.
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS
Article 14. Number of Directors
     There shall be no less than three (3) directors of the Company.
Article 15. Election of Directors
1.	In case of the election of directors, shareholders representing not less than one third (1/3) of the number of voting rights of all shareholders shall attend the meeting, and the resolutions of the general meeting of shareholders shall be adopted by a majority of votes of shareholders present at the meeting.

2.	The election of directors shall not be based on cumulative voting.
Article 16. Term of Office of Directors
1.	The terms of office of directors shall expire upon the conclusion of the ordinary general meeting of shareholders for the last fiscal year ending within two (2) years after their assumption of office.

2.	The term of office of a director elected as a replacement director or due to increase of directors shall expire when the terms of office of the other directors expire.
Article 17. Notice of the Meeting of the Board of Directors
     A notice of a meeting of the Board of Directors shall be dispatched to each director at least one (1) week prior to the date of such meeting, provided, however, that the period of notice may he shortened in the case of an emergency.
Article 18. Directors with Managing Position and Representative Directors
1.	The Board of Directors may, pursuant to a resolution, elect one Chairman and one President, one or more Vice Presidents, senior managing directors and managing directors, among the directors.

2.	The Board of Directors shall, pursuant to a resolution, elect one or more directors to represent the Company.
Article 19. Remuneration for Directors
     Remuneration for directors shall be determined by the resolution of a general meeting of shareholders.
CHAPTER V. AUDITORS
Article 20. Number of Auditors
     The Company shall have one (1) or more auditors.
Article 21. Election of Auditor
     In case of the election of auditor, shareholders representing not less than one third (1/3) of the number of voting rights of all shareholders shall attend the meeting, and the resolutions of the general meeting of shareholders shall be adopted by a majority of votes of shareholders present at the meeting.
Article 22. Term of Office of Auditor
1.	The term of office of an auditor shall expire upon the conclusion of the ordinary general meeting of shareholders for the last fiscal year ending within four (4) years after his assumption of office.

2.	The term of office of an auditor elected as a replacement auditor shall expire when the terms of office of the auditor he is replacing would have expired.
Article 23. Remuneration for Auditor
     Remuneration for auditor shall be determined by the resolution of a general meeting of shareholders.
CHAPTER VI. ACCOUNTS
Article 24. Fiscal Year Period
     The fiscal year period of the Company shall commence on January 1 of each year and end on December 31.
Article 25. Distribution of Dividends
     Dividends on shares shall be paid to shareholders or registered pledgees appearing on the Register of Shareholders as of the end of each fiscal year.

Article 26. Forfeiture of Dividends
     In case the dividends have not been received within three (3) years from the day of commencement of payments, the Company shall be released from obligation of the payment.